TATES
IANGE COMMISSION
D.C. 20549

06009460

SECURITIES AND EXCHANGE COMMISSION RECEIVED APR 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS 03

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ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 25790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Garden State Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 Route 138, Suite 303
(No. and Street)

Wall Township	NJ	07719
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin DeRosa, President 732-280-6886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway	New York	NY	10271
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 17 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin DeRosa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garden State Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KD
Signature

PRESIDENT
Title

Shirley A Della Torre
Notary Public

SHIRLEY A. DELLA TORRE
Notary Public, State of New Jersey
My Commission Expires February 16, 2011

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARDEN STATE SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2005

Total stockholders' equity			$ 326,134
Add: Subordinated borrowings			30,500
Total			356,634
Deductions and/or charges			
Securities not readily marketable			130
Furniture and fixtures			49,582
Leasehold improvements			74,846
Security deposits			47,648
Prepaid expenses			40,045
Other assets			4,186
Total nonallowable assets			216,437
Capital before haircuts			140,197
Haircuts on securities			(3,477)
Net capital			136,720
Less: Minimum net capital requirements: The greater of 6-2/3% of aggregate indebtedness or $2,500 for each security in which the Company makes a market for which the market value exceeds $5, plus $1,000 for each security in which the Company makes a market for which the market value is $5 or less, but not to exceed $1,000,000			(104,000)
Net capital in excess of all requirements			$ 32,720
Capital ratio - (maximum allowance 1500%)			
Aggregate indebtedness*	$ 748,531	= 547%	
Divided by: Net capital	$ 136,720		
*Aggregate indebtedness			
Accrued expenses and taxes payable			$ 748,531
Total aggregate indebtedness			$ 748,531

There were no material differences between the audited report and the unaudited FOCUS report; therefore, no reconciliation is necessary.

See independent auditors' report.

NASD

VIA CERTIFIED MAIL 7000 0600 0021 8775 2645

March 27, 2006

Mr. Kevin De Rosa
Garden State Securities, Inc.
1540 Route 138, Suite 303
Wall Township, NJ 07719

Dear Mr. De Rosa:

This acknowledges receipt of Garden State Securities, Inc.'s December 31, 2005 annual filing of audited financial statements made pursuant to Securities Exchange Commission (SEC) Rule 17a-5(d). The report as submitted appears to contain the following deficiencies:

- A Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II or Part IIA, if material differences existed, or If no material differences existed, a statement so stating pursuant to SEC Rule 17a-5(d)(4).

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section title *SEC Rules & Regulations T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, DC office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

New Jersey District Office
581 Main Street, 7th Floor
Woodbridge, New Jersey
07095

tel 732 596 2000
fax 732 596 2001
www.nasd.com

Please respond to this matter by April 10, 2006. Questions may be addressed to Elena Villar, Core Examiner, at (732) 596-2055.

Sincerely,

Catherine Dunn

Catherine Dunn
Staff Supervisor

CD/ev

Enclosure: Form X-17A-5 Part III Facing Page

cc: Tom McGowan, Assistant Director
Office of Financial Responsibility
Securities and Exchange Commission
Division of Market Regulation
450 5th Street, NW
Washington, DC 20549

Todman & Co., CPAs, P.C. Certified Public Accountant
120 Broadway
New York, NY 10271

Elena Villar, Core Examiner